As filed with the Securities and Exchange Commission on April 8, 2022.

Registration No. 333-261812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOFRONTERA INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-3765675
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Presidential Way, Suite 330

Woburn, MA 01801

Telephone: 781-245-1325

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Erica L. Monaco

Chief Executive Officer

Biofrontera Inc.

120 Presidential Way, Suite 330

Woburn, MA 01801

Telephone: 781-245-1325

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen E. Older, Esq. Andrew J. Terjesen, Esq. McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, NY 10020 Telephone: (212) 548-2100	Daniel Hakansson Corporate Counsel Biofrontera Inc. 120 Presidential Way, Suite 330 Woburn, MA 01801 Telephone: 781-486-1510

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-261812)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒	Emerging growth company ☒

If an emerging growth company, that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Biofrontera Inc. (File No. 333-261812), initially filed on December 21, 2021 and declared effective by the Securities and Exchange Commission on December 23, 2021 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of Grant Thornton LLP with respect to its report dated April 8, 2022 relating to the financial statements of Biofrontera Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2021 and included in the Prospectus Supplement No. 1 dated April 8, 2022 filed pursuant to Rule 424(b)(3), which consent is filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus, as supplemented, and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16. Exhibits and financial statements.

Exhibit No.
(a) Exhibits. The following exhibit is being filed herewith:

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page of this Post-Effective Amendment No. 1)

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Woburn, Commonwealth of Massachusetts, on April 8, 2022.

BIOFRONTERA INC.

By:	/s/ Erica L. Monaco
Name:	Erica L. Monaco
Title:	Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints Erica Monaco and Daniel Hakansson, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to act on, sign and file with the Securities and Exchange Commission any and all post-effective amendments to the Registration Statement together with all schedules and exhibits thereto, and to take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Erica L. Monaco	Chief Executive Officer	April 8, 2022
Erica L. Monaco	(Principal Executive Officer and Principal Financial Officer)

/s/ Erica Gates	Senior Director Finance	April 8, 2022
Erica Gates	(Principal Accounting Officer)

/s/ Hermann Lübbert	Executive Chairman and Director	April 8, 2022
Hermann Lübbert

/s/ John J. Borer	Director	April 8, 2022
John J. Borer

/s/ Loretta M. Wedge	Director	April 8, 2022
Loretta M. Wedge

/s/ Beth J. Hoffman	Director	April 8, 2022
Beth J. Hoffman

/s/ Kevin D. Weber	Director	April 8, 2022
Kevin D. Weber

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